UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-38954

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒      Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 25, 2020, the U.S. Securities and Exchange Commission (the “Commission”) issued an order (Release No. 34-88465) (the “Order”) under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (modifying and superseding Release No. 34-88318 issued on March 4, 2020), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”). The Order provides, among other items, that a registrant subject to the reporting requirements of Exchange Act Section 13(a) is exempt from any requirement to file or furnish materials with the Commission under Exchange Act Section 13(a) so long as certain conditions are satisfied.

Linx S.A. (the “Company”) will be relying on the Order to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Report”) due to the circumstances related to COVID-19. In January 2020, the World Health Organization announced that COVID-19 was a global health emergency and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” orders and other public health measures, border closures and other travel restrictions, causing unprecedented economic disruption throughout the world, including in Brazil. The local, national, and international response to the virus is rapidly developing, fluid and uncertain. During March and April of 2020, state, local and municipal authorities in Brazil promoted and enforced public health measures, including social isolation and quarantines, and have enacted regulations limiting the operations of “non-essential” businesses. In mid-March 2020, São Paulo and other Brazilian states declared a state of emergency. As a result, COVID-19 has caused severe disruptions in travel and transportation and has limited access to the Company’s facilities by its management, support staff, and professional advisors. This has, in turn, delayed the Company’s ability to complete its annual review and prepare the Report. Notwithstanding the foregoing, the Company expects to file the Report no later than 45 days from the Report’s original filing deadline of April 30, 2020.

In light of the current COVID-19 pandemic, the Company will be including the following risk factors in its Report.

We face business disruption and related risks resulting from the recent outbreak of the novel coronavirus 2019 (COVID-19), which could have a material adverse effect on our business and results of operations.

In late December 2019 a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel coronavirus called COVID-19 was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine. Since that time the virus has been identified in virtually every country, and travel to and from China, most of Europe, India, the United States and other countries, including Brazil, have been suspended or restricted by certain air carriers and foreign governments. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a “pandemic,” which is a disease that is widespread around the world with an impact on society. The term has been applied to only a few diseases in history, including the deadly flu of 1918, the H1N1 flu in 2009 and HIV/AIDS.

The ongoing COVID-19 pandemic has resulted in extended shutdowns of certain businesses and other activities in many countries, including countries in Latin America where we have developed a strong client base. Though we may still operate under such regulations, we have experienced certain limitations (such as limited access to the Company’s facilities by its management, support staff and professional advisors), and any additional actions taken by the Brazilian or other governments could further limit that ability which may have a material adverse effect on our operations and financial results. Furthermore, negative impacts on the economy may result in losses relating to increased delinquency levels, lower consulting service sales and lower revenue relating to transaction volume from Linx Digital and Linx Pay as well as the quality of services provided by us. We cannot foresee whether governmental authorities will impose further restrictive instructions, which if implemented may lead to significant changes and potentially a shutdown of our clients’ operations.

We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition. To date, we have taken action to reduce our operating expenses in the short-term, but there can be no assurance that this analysis or remedial measures will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally.

The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that occurs or may occur in the future.

We may suffer losses due to defaults by our customers.

A default by one or more of our subscribed customers or by one or more groups of customers could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Potential interruptions in payment by customers could be caused by a customer’s financial difficulties including because of the COVID-19 pandemic or bankruptcy, among other factors. In addition, if we fail to properly analyze the credit or financial condition of these customers, we may not be able to make adequate provisions for default by these customers.

Substantially all of our revenues are derived from customers concentrated in the retail sector, which is sensitive to unfavorable economic cycles and decreases in the purchasing power of consumers.

Our activities are exclusively focused on the retail sector and substantially all of our revenues are derived therefrom. Historically, the Brazilian retail sector has been prone to periods of economic downturn resulting in an overall decline in consumer spending. The success of retail sector operations depends on several factors relating to consumer spending, including the general business climate at the time, interest rates, inflation, the availability of consumer credit, taxation, consumer confidence in future economic conditions, levels of employment and wages.

In addition, the COVID-19 pandemic may: (1) cause a delay of prospective customers’ purchasing decisions; (2) adversely impact our ability to provide on-site consulting services to our customers; (3) cause a delay in the provisioning of our offerings; (4) lengthen payment terms; or (5) reduce the value or duration of our customers’ contracts, which would affect churn rates. All of these potential consequences could adversely affect our future sales, operating results and overall financial performance.

Unfavorable conditions in the Brazilian economy can therefore significantly reduce consumer spending, which could materially adversely affect our sales, results of operations and financial condition.

We may experience unfavorable conditions in our industry or the global economy that result in reductions in spending on IT that could limit our ability to grow and develop our business, thereby adversely affecting our results of operations.

Our results of operations may vary according to the impact of changes in our industry or global economy on us or our customers, including but not limited to the widespread economic impact of the COVID-19 pandemic on the retail industry specifically and on the global economy generally. Increases in revenue and profitability of our business depend on demand for our software and related services.

In light of the fact that we are a service provider, part of our revenue results from the number of new users of our software, which in turn is influenced by general employment levels. Insofar as unfavorable economic conditions cause our customers and potential customers to merely maintain or even reduce their demand for our services, our revenue may be adversely affected. Historically, economic downturns have resulted in overall reductions in IT spending, as well as pressure for longer billing cycles, as occurred during the recession in Brazil in 2016. If economic conditions deteriorate or do not improve significantly, our customers and potential customers may choose to reduce their IT solutions, which would limit our ability to expand our business and could materially adversely affect our results of operations.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, priorities, plans or intentions. The forward-looking statements in this filing are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law. As a result of a number of known and unknown risks and uncertainties, including the unprecedented impact of the COVID-19 pandemic on our business, employees, consultants, service providers, stockholders, investors and other stakeholders, our actual result or performance may be materially different from those expressed or implied by these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020

Linx S.A.

	By:	/s/ Ramatis Rodrigues
	Name:	Ramatis Rodrigues
	Title:	Chief Financial Officer and Investor Relations Officer